Grupo Melo, S.A.

MELO

Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono: 221-0033
Fax: 224-2311

February 19, 2003

Securities an Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Grupo Melo, S. A.
File N0. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g32 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S. A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the nine months ended September 30, 2002.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the nine months ended September 30, 2002.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0358

Sincerely yours,

Eduardo A. Jaspe Lescure
Grupo Melo and Subsidiaries
Credit and Finance Director

Enclosures
c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)
Lucia Dumeng
(The Bank of New York)

dlw 3/4

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORM IN-T
QUARTERLY UPDATE REPORT *

For the Quarter Ending September 30, 2002

03 FEB 26 AM 7:21

GRUPO MELO, S. A.

REGISTERED SECURITIES: COMMON STOCK

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL : dirfinanzas@grupomelo.com

Grupo Melo, S. A. is a corporation exclusively engaged in the holding of common stock of the companies that conform Grupo Melo. The Group is a pyramidal structure in which Grupo Melo, S. A. is the flagship holding company. Grupo Melo, S. A. and Subsidiaries (henceforth Grupo Melo) is a conglomerate made up of 44 corporations grouped into 7 divisions engaged in the production, processing, distribution and sales of goods and services, and as such, it's results depend on the operations of these 7 divisions.

PART I.

ANALYSIS OF FINANCIAL AND OPERATING RESULTS

A. LIQUIDITY

As stated in our previous report, Grupo Melo launched an issue of Mortgage Bonds by Compañía de Finanzas y Servicios, S. A. (COFISESA) for US$15.0 million whose proceeds were used to retire short term debt. This plan to adjust maturities, reduce financial costs, and improve cash flow resulted in a 12.44% reduction in current liabilities and a 8.68% increase in current assets. Simultaneous to this bond issue, other short and long term bank transactions were completed during the last nine months of operations of the Group, which permitted a reduction of US$9.74 million in short term bank debts and an increase of US$8.4 million in long term bank debt with a net bank debt reduction of US$1.3 million through payments with the Group's resources of US$1.3 million.

Equally, as well, this bond issue and the policies adopted, improved our current ratio as of September 30 to 1.33 compared to 1.07 as of December 31, 2001. This was

*This document has been prepared in the knowledge that it will be made available to investors and the public in general.

due to the fact that short term debt was adjusted to the Group's consolidated cash flow. Current Assets of Grupo Melo, with respect to 31DIC'01, grew principally through the increase in Inventories by US$2.5 million or 10.09%. This growth matches the operating cycle of the different businesses of the Group and corresponds to the increase in sales that need to be supported by an increase in working capital.

B. CAPITAL RESOURCES

Total Assets of Grupo Melo and Subsidiaries as of 30SEP'02 increased by 2.35% against YE'01 due to the previously mentioned increase in Current Assets represented by the increase in lots for sale in the Real Estate Division of the Group, by guarantee deposits, and othe various items.

As of 30SEP'02, the short and long term debt structure decreased by US$1.3 million, due fundamentally to bank short term debt payments with the Group's own funds and by the anticipated redemption of the Altos de Vistamares, S. A. bond issue in July of this year. That notwithstanding, and in spite of a net bank debt reduction of 14.11%, Total Liabilities of Grupo Melo and Subsidiaries increased 3.49% against YE'01. This situation is due to the increase of 29.16% in accounts payable that also caused a net increase on assets against YE'01 and whose usance is notorious on the amounts of accounts receivable, inventories and on prepaid expenses.

At the close of QTRIII'02, the Group's Equity increased by 0.13%, compared to same period last year, as a result of the capitalization of retained earnings for the period. The D/W ratio is 2.23 against 2.15 at YE'01.

C. OPERATING RESULTS

Sales of poultry this Quarter reported an interesting increase in volume and at acceptable price levels, due to which Total Income for Grupo Melo and Subsidiaries reached US$88.420 million at 30SEP'02 or a 6.74% increase over same period year 2001. Notwithstanding the growth in sales and production, the follow-up to market penetration in local and international markets generated an increase in purchases of raw materials, a main component of sales, which resulted in a net decresase of 0.18% in gross margins.

As previously estimated, growth in operations of the Group generated an increase in general expenses of 6.38% this Quarter when compared to the same Quarter '01. In spite of the achieved net reduction in bank debt agaisnt 2001, financial expenses increased 6.48% against same Quarter '01 because the latter did not reflect finance costs related to construction and equipment for the "Manuel E. Melo" processing plant that started operations in QTRIV'01

Due to the increase in sales of the Group, resulting from the greater volume of business, Return on Equity for this Quarter is 0.85%, which is better than the previous Quarter due to the capitalization of Net Profits for the period. Net Profit ended at 0.37% at the close of September '02, contributing to an ROI of 0.26% also at the close of September '02.

D. ANALYSIS OF EXPECTATIONS

Efforts to increase exports of value added products from the "Manuel E. Melo" plant continue. At present we are exporting to Colombia, Honduras, Guatemala and Nicaragua. Potential distributors in Costa Rica and Trinidad Tobago have already been included in the customer lists of the Poultry Division, which will enable us to develop these markets and increase exports to them.

We succesfully completed the placing of the US$15.0 million bond issue by COFISESA which consists of a 10-year series with quarterly payments to principal. These funds have been used to retire short term obligations, allowing us to reduce the number of banking relationships and improve the financial structure of the Group.

Sales of the Restaurant Division continue to improve over previous years. This year we have opened two outlets and we expect to open two more, strategically located in the City and the outskirts, before year end. With the latter, we would have 31 fast food outlets in the Group. The Machinery Division has increased it's market participation, allowing it to reaffirm it's leadership in commercial fleet sales.

Grupo Melo is projecting an increase in sales or in total income for year end, reflecting the already observed improvement in price levels, a tendency that requires continuation of our policy of expense rationalization and credit analysis to the sector. We are already aware of this effect in the Poultry Division whose Value Added Plant is almost at the break even point. For the same reasons, we also expect a better D/W ratio in line with acquired loan covenant obligations.

The Divisions of the Commercial and Foodstuffs Groups of Grupo Melo continue their efforts to increase their local and international sales by developing new orders, market penetration strategies, increase in production, expense reduction, and price optimization.

PART II.

FINANCIAL SUMMARY

GRUPO MELO AND SUBSIDIARIES
(IN THOUSANDS OF US$ EXCEPT THOSE MARKED *)

A. Presentation Applicable to Issuers of the Commercial and Industrial Sectors:

STATEMENT OF FINANCIAL CONDITION	QTR III 30/09/02	QTR II 30/06/02	QTR I 31/03/02	QTR IV 31/12/01
Sales or Total Income	88,420	56,599	27,249	111,675
Operating Margin	5.95%	5.03%	4.26%	6.15%
Gen'l & Admin. Expenses	40,820	26,857	13,018	51,010
Net Profit/(Loss)	326	(335)	(339)	925
Outstanding/Paid In Shares *	2,328,314	2,328314	2,328,314	2,328,314
Profit/(Loss) per Share *	$0.140	($0.144)	($0.146)	$0.397
Depr. & Amortization	4,166	2,871	1,405	5,872
Non-Recurring Profit /(Loss)	0	0	0	0
BALANCE SHEET	**QTR III 30/09/02**	**QTR II 30/06/02**	**QTR I 31/03/02**	**QTR IV 31/12/01**
Current Assets	51,714	48,408	48,408	47,583
Total Assets	124,577	122,535	122,535	121,720
Current Liabilities	38,791	49,259	49,259	44,304
Long Term Debt	47,105	35,216	35,216	38,674
Preferred Stock	0	0	0	0
Paid-In Capital	20,892	20,892	20,892	20,892
Retained Earnings	17,790	17,123	17,123	17,834
Total Equity	38,542	37,875	37,875	38,586
FINANCIAL RATIOS				
Dividend /Share	$0.16	$0.16	$0.16	$0.27
Total Debt/Equity	2.23	2.24	2.24	2.15
Working Capital	12,923	(851)	(851)	3,279
Current Ratio	1.33	0.98	0.98	1.07
Oper. Earnings/Fin. Expenses	1.07	0.90	0.78	1.12

PART III.
FINANCIAL STATEMENTS

The Financial Statements are annexed to this Report.

PART IV.
DISCLOSURE

Grupo Melo, S. A. will disclose the information contained in the Quarterly Update Report through the Grupo Melo web site at www.grupomelo.com.pa as of December 03, 2002.

Legal Representative

Arturo D. Melo K.
Director and Chief Operations Officer

GENERAL INFORMATION

Dignitaries
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)
Federico F. Melo K. (Vicepresident)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Infante, Garrido y Garrido
Vergara, Anguizola y Asociados

Banks and Financial Institutions
Primer Banco del Istmo, S. A.
The Bank of Nova Scotia
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Banco de Latinoamerica, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
Lloyds TBS Bank PLC
HSBC Bank
Banco Internacional de Panama, S. A.
BAC International Bank
Banco Bilbao Vizcaya Argentaria (Panama), S. A.
Credicorp Bank, S. A.
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the balance sheets consolidated and the consolidated states of capital of Grupo Melo, S.A., to the 30 of september of 2002 and 31 of December of 2001, the connected states consolidated of results and cash flow, for the nine finished months the 30 of September of 2002 and 2001 in acordance with International Accounting Standards. All information including the financial statements is representation of the management of Grupo Melo, S.A..

A revision mainly consists of investigations to the personnel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in acordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express such opinion.

Based on our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in acordance with the International Accounting Standards.

Rafael Degracia
CPA 573

October 30, 2002
Panama, Republic of Panama

(In thousand of dollars)

CONSOLIDATED BALANCE SHEETS

	Notes	Septiember 2002	December 2001
ASSETS			
Current Assets			
Cash and cash equivalents	3	**B/. 2,558**	B/.3,433
Notes and trade receivable, net	4, 5	**17,957**	15,984
Loans receivable, net	6, 7	**224**	342
Inventories	8	**27,748**	25,205
Prepaid income tax		**769**	791
Severance fund		**1,511**	1,351
Prepaid expenses		**947**	478
		51,714	47,584
Non-Current Assets			
Notes receivable, net of current portion		**4,278**	4,449
Deferred income tax	14	**700**	700
Parceled land for sale		**8,648**	8,012
Investment, at equity	9	**1,668**	1,668
Properties, equipment and improvements, net	10	**53,412**	55,243
Reforestation costs		**1,706**	1,706
Other assets		**2,451**	2,358
		72,863	74,136
TOTAL ASSETS		**B/. 124,577**	B/. 121,720

(In thousand of dollars)

	Notes	September 2002	December 2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	12, 13	**B/. 17,391**	B/.27,136
Notes and accounts payable - trade		**17,181**	13,303
Reserve for seniority premium		**2,365**	2,320
Accrued expenses and other liabilities	11	**1,854**	1,545
		38,791	44,304
Non-Current Liabilities			
Interest-bearing loans and borrowings	13	**47,105**	38,674
Clients deposits		**49**	87
Minority interest		**90**	69
		47,244	38,830
Commitments and contingency	18		
Shareholders' Equity			
Issued capital (common stock, no par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)		**20,892**	20,892
Retained earnings		**17,790**	17,834
Deemed dividend tax		**(140)**	(140)
Total Shareholders' Equity		**38,542**	38,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.124,577**	B/.121,720

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF INCOME

		Quarterly Ended September 30	
	Notes	**2002**	2001
Revenue			
Net sales		**B/.87,966**	B/.82,147
Interest income		**369**	503
Other income		**85**	186
Total revenue		**88,420**	82,836
Cost and expenses			
Cost of sales		**42,343**	39,523
General and administrative expenses	17	**36,654**	33,536
Depreciation and amortization	10	**4,166**	4,217
Interest and financial charges		**4,911**	4,612
Total cost and expenses		**88,074**	81,888
Income (Loss) before Income Tax	14	**346**	948
Income Tax		**-**	(114)
Income (Loss) before Minortary Interest		**346**	834
Minority interest		**(20)**	(1)
Net Income (Loss)		**B/. 326**	B/. 833
Basic earnings per share		**B/. 0.14**	B/. 0.36

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF CAPITAL

	Note	September	December	Shares	
		2002	2001	**2002**	2001
Issued capital[1]					
Common stock at no par value					
Balance, beginning of year		**B/.20,892**	B/.20,126	**2,328,314**	2,328,314
Capitalized earnings		-	766		
Balance, end of year		**20,892**	20,892	**2,328,314**	2,328,314
Retained earnings					
Balance, beginning of year		**17,834**	18,293		
Dividends paid	15	**(370)**	(618)		
Capitalized earnings		-	(766)		
Net income		**326**	925		
Balance, end of year		**17,790**	17,834		
Deemed dividend tax					
Balance, beginning of year		**(140)**	(141)		
Decrease		-	1		
Balance, end of year		**(140)**	(140)		
Total capital and shares		**B/.38,542**	B/.38,586	**2,328,314**	2,328,314

(1) The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restriction.

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Quarterly Ended September 30 2002	2001
Cash flows from operating activities			
Income (Loss) before minoritary interest		**B/. 346**	B/. 948
Adjustments for:			
Depreciation and amortization	10	**4,166**	4,217
Allowance for doubtful accounts	5	**365**	337
Reserve for seniority premium		**233**	239
Interests paid		**4,911**	4,612
Interests earned		**(369)**	(503)
Operating results before changes in working capital		**9,652**	9,850
Notes and trade receivable		**(2,338)**	557
Loans receivable		**118**	-
Inventories		**(2,543)**	2,275
Prepaid expenses		**(469)**	(573)
Notes and accounts payable - trade		**3,878**	(4,701)
Accrued expenses and other liabilities		**309**	(1,438)
Seniority premium paid		**(188)**	(263)
Clients deposits		**(38)**	58
Cash proceeds from operations		**8,381**	5,765
Interests paid		**(4,911)**	(4,612)
Interests earned		**369**	503
Income tax paid		**23**	(48)
Net cash flows from operating activities		**3,862**	1,608
Cash flows from investing activities			
Severance fund		**(160)**	41
Time deposits		**-**	500
Investment		**-**	(10)
Purchase of properties, equipment and improvements, net of disposals		**(2,335)**	(8,014)
Parceled land for sale		**(636)**	(317)
Net cash flows used in investing activities		**(3,131)**	(7,800)

(In thousand of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

	Note	Quarterly Ended September 30	
		2002	2001
Cash flows from financing activities			
Notes receivable, net of current portion		**B/. 171**	B/. (228)
Other assets		**(93)**	45
Loans payments and leasing obligations		**(50,706)**	(38,731)
Proceeds from loans and leasing obligations		**34,392**	41,253
Issuance of bonds		**15,000**	4,500
Redemption of bonds		**-**	(2,014)
Dividends paid	15	**(370)**	(620)
Net cash flows from financing activities		(1,606)	4,205
Net (decrease) increase in cash and cash equivalents		**(875)**	(1,987)
Cash and cash equivalents at beginning of year		**3,433**	4,980
Cash and cash equivalents at end of year		**B/. 2,558**	B/. 2,993

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of a conglomerate which are grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing, sale of wood and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

The office of Grupo Melo, S. A. is located at Via España #2313, Rio Abajo.

At September 30, 2002 and December 31, 2001 the Group had 2,942 and 2,803 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standing Interpretations Committee of the IASC.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Principles of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries, after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., not held by the Group.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Use of estimates

The preparation of the consolidated financial statements in accordance with International Accounting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory.

Manufacturing tax incentives

Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Maderas y Materiales de Construccion, S. A., Industria Nacional de Maderas, S. A., Empolladora Panama, S. A., and Embutidos y Conservas de Pollos, S. A. were granted by means of their registration in the Official Registrar of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, forseed in Law No.3 of March 20th, 1986. The Companies signed the Official Registrar of the National Industry in 1991 for a period of ten years, due in 2000. Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollos, S. A. were granted an extension of 10 years due in 2010 and Maderas y Materiales de Construcción, S. A. due in 2009.

Among the benefits and incentives granted to the Companies, are the following:

a) Three percent tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants.

b) Exemption of income tax, on reinvested profits for plant expansion or to produce new products.

c) Loss carry forward to be applied from taxable income during the three years following the period in which they were incurred.

Cash and cash equivalents

Cash on hand and in banks, which are held to maturity, are carried at cost.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Notes and trade receivable

Trade receivable, which generally has 30-90 day terms, is recognized and carried at original invoice amount less an allowance for any uncollectible amounts. By an evaluation of accounts receivable, management increases the allowance for doubtful accounts through a charge to operations. Accounts determined to be uncollectible are charged against the allowance.

Allowance for doubtful loans

By an evaluation of loans receivable, management increases the allowance for doubtful loans through a charge to operations. Accounts determined to be uncollectible are charged against the allowance.

Inventories

The inventories are carried at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory

By an evaluation of the inventory turnover, management estimates the allowance for slow moving inventory through a charge to operations. Each year inventories determined to have slow turnover are charged against the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

(In thousand of dollars)

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset (30 - 40 years for building and improvements, 3 - 16 years for machinery and equipment). The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date.

Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized only to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows as of September 30:

		September 2002		December 2001
Cash on hand	**B/.**	**95**	B/.	385
Cash on banks:				
Checking accounts		**2,463**		3,048
	B/.	**2,558**	B/.	3,433

(In thousand of dollars)

NOTES continued

4. NOTES AND TRADE RECEIVABLE, NET

Notes and trade receivable were comprised of the following as of September 30:

	September 2002	December 2001
Current portion of notes receivable	**B/. 4,060**	B/. 3,634
Trade receivable	**13,704**	11,653
Allowance for doubtful accounts	**(747)**	(567)
	17,017	14,720
Accounts receivable - other:		
Employees	**137**	129
Other	**803**	1,135
	B/. 17,957	B/. 15,984

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following is an analysis of the allowance for doubtful accounts as of September 30:

	September 2002	December 2001
Balance, beginning of year	**B/. 567**	B/. 681
Additions	**365**	289
Write-offs	**(185)**	(403)
Balance, end of year	**B/. 747**	B/. 567

6. LOANS RECEIVABLE, NET

A detail of loans receivable at September 30, is as follows:

	September 2002	December 2001
Automobile financing	B/. 675	B/. 982
Personal loans	109	229
Commercial loans	158	293
	942	1,504
Allowance for doubtful loans	(548)	(812)
	394	692
Deferred interest	(170)	(294)
Deferred commissions	-	(56)
	B/. 224	B/. 342

(In thousand of dollars)

NOTES continued

7. ALLOWANCE FOR DOUBTFUL LOANS

The following is an analysis of the allowance for doubtful loans at September 30:

	September 2002	December 2001
Balance, beginning of year	**B/. 812**	B/. 1,890
Write offs	**(264)**	(1,078)
Balance, end of year	**B/. 548**	B/. 812

8. INVENTORIES

At September 31 inventories are detailed as follows:

		September 2002		December 2001
Goods and materials	**B/.**	**13,683**	B/.	12,603
Machinery and equipment		**1,265**		1,246
Automobiles and spare parts		**2,934**		2,339
Poultry, eggs and food		**8,623**		6,804
Other (tires and batteries)		**569**		1,488
		27,074		24,480
Inventory in transit		**674**		725
	B/.	**27,748**	B/.	25,205

(In thousand of dollars)

NOTES continued

9. INVESTMENT, AT EQUITY

At Septiember 30, investments were as follows:

December	**% of Participation**	**Cost**	**Participation**	**September 2002**	2001
Procesadora Moderna, S. A.	**50%**	**B/.1,849**	**B/.(849)**	**B/. 1,000**	B/.1,000
Endicott International Ltd.	**50%**	**240**		**240**	240
Compañia Ulises, S. A.	**50%**	**135**	(7)	**128**	128
Panama Grain Terminal, S. A.	**25%**	**100**	-	**100**	100
Bulk Cargo, S. A.	**50%**	**37**	**34**	**71**	71
Comercializadora Regional Centroamericana, S. A.	**16%**	**50**	(10)	**40**	40
		2,411	**(832)**	**1,579**	1,579
Otras inversiones		**89**		**89**	89
		B/.2,500	**B/.(832)**	**B/. 1,668**	B/.1,668

The Group has not been able to obtain the financial statements of Endicott International Ltd. as of September 30, 2002. Due to this fact, the investment is presented at cost. Since Endicott International Ltd. began operations in year 2001, the results have no relative significance on the Group's operations taken as a whole.

The investment in Panama Grain Terminal, S. A. is presented at cost, because the company had no operations at September 30, 2002.

(In thousand of dollars)

NOTES continued

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of properties, equipment and improvements at September 30 and December 31, is the following:

	Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Balance at beginning of year, net of accumulated depreciation and amortization	**B/. 31,505**	B/. 26,408	**B/. 21,969**	B/. 17,136	**B/. 548**	B/. 1,472	**B/. 1,221**	B/. 6,187	**B/. 55,243**	B/. 51,203
Additions	**435**	-	**1,019**	1915	**420**	162	**548**	8,062	**2,422**	10,139
Reclassifications	**78**	6,767	**218**	6,261	**-**	-	**(296)**	(13,028)	**-**	-
Disposals	**(44)**	(268)	**(258)**	(126)	**-**	(12)	**-**		**(302)**	(406)
Disposals depreciation	**71**	76	**144**	97	**-**	6		-	**215**	179
Depreciation	**(1,111)**	(1478)	**(2,611)**	(3,314)	**(444)**	(1,080)	**-**	-	**(4,166)**	(5,872)
Balance at end of year, net of accumulated depreciation and amortization	**B/. 30,934**	B/. 31,505	**B/. 20,481**	B/. 21,969	**B/. 524**	B/. 548	**B/. 1,473**	B/. 1,221	**B/. 53,412**	B/. 55,243
Properties, equipment and improvements, at cost										
Accumulated depreciation and amortization	**B/. 43,008**	B/. 42,539	**B/. 51,862**	B/. 50,851	**B/. 5,859**	B/. 5,444	**B/. 1,473**	B/. 1,221	**B/. 102,202**	B/. 100,055
Net carrying amount	**(12,074)**	(11,034)	**(31,381)**	(28,882)	**(5,335)**	(4,896)	**-**	-	**(48,790)**	(44,812)
	B/. 30,934	B/. 31,505	**B/. 20,481**	B/. 21,969	**B/. 524**	B/. 548	**B/. 1,473**	B/. 1,221	**B/. 53,412**	B/. 55,243

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

(In thousand of dollars)

NOTES continued

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a detail of accrued expenses and other liabilities at September 30:

	September 2002	December 2001
Reserve for vacations	**B/. 376**	B/. 453
Income tax and social security	**326**	453
Construction deposits	23	146
XIII month	**274**	105
Managers' participation	**19**	93
Interests payable	**220**	156
Payroll deductions and other	**616**	139
	B/. 1,854	**B/. 1,545**

12. CREDIT AGREEMENTS

The Group has agreements for short-term credit lines with nine banks up to B/.23,700 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of September 30, 2002, the unused portion of the credit lines was B/. 9,980.
The credit agreements entail the following conditions:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39570, 39728, 33382, 33151, 52515 and 41088. Additionally, properties 40371, 4038, 40391, and others where the plant Manuel E. Melo is located.

- Dividends and/or loans to shareholders are allowed up to 40% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

(In thousand of dollars)

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS

At September 30, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	Maturities	September 2002	December 2001
Short - term				
Overdraft and bank loans	7.5-11%	2003	**B/. 13,720**	B/.18,917
Mortgages	7-12%	2003	**2,377**	6,216
Capital lease agreements	10.5-11%	2003	**284**	543
Bonds	8.5-10%	2003	**1,010**	1,460
			B/.17,391	B/.27,136

	Interest	Maturities	September 2002	December 2001
Long - term				
Mortgages	7-12%	2009	**B/. 7,663**	B/. 10,329
Capital lease agreements	10.5-11%	2003	**206**	98
Bonds	8.5-10%	2012	**39,236**	28,247
			B/. 47,105	B/.38,674

Mortgages

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 32498, 15005, 53454, 83928, 34986, 37133, 11457, 8546, 6955, 5701, 3314, 3381, 3382, 105310, 39226 45897, 111084, 123987 and 143675.
- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS continued

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/. 4,911 and B/.4,612 in 2002 and 2001, respectively.

(In thousand of dollars)

NOTES continued

14. TAX

Deferred tax assets

Deferred taxes at September 31 related to the following:

		September	December
	Computation Basis	**2002**	2001
Seniority premium	B/. 1,100	**B/. 330**	B/. 330
Carryforward losses	1,232	**370**	370
	B/. 2,332	**B/. 700**	B/. 700

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.700 at September 30, 2002. Theses balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,332 at September 30, 2002. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to IAS 12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2001.

NOTES continued

15. DIVIDENDS PAID

During year 2002, dividends of B/.0.16 per ordinary share (totaling B/.370) were declared and paid.

During year 2001, dividends of B/.0.27 per ordinary share (totaling B/.620) were declared and paid.

(In thousand of dollars)

NOTES continued

17. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a detail of general and administrative expenses for the Quarterly ended September 30:

	September 2002	September 2001
Salaries, commissions and prizes	**B/. 11,226**	B/.10,468
Payroll taxes	**4,256**	4,081
Employees participation in earnings	**41**	23
Travel, allowance and transportation	**659**	547
Legal and professional fees	**1,107**	1,222
Insurance	**367**	343
Rent	**1,261**	1,188
Electricity, telephone and water	**2,723**	2,483
Repair and maintenance	**1,994**	1,426
Cleaning	**715**	784
Inventory	**55**	101
Packaging, bags and paper	**1,671**	1,654
Office expenses	**514**	441
Stamps and sealed paper	**166**	208
Taxes	**600**	503
Bad debts	**384**	337
Delivery, freight and transport	**1,569**	1,528
Fumigation and medical expenses	**792**	633
Advertising	**856**	857
Bank charges	**394**	243
Gas and lubricants	**1,378**	1,591
Vehicle maintenance and spare parts	**743**	740
Supply and materials	**533**	425
Breeds	**283**	267
Sales Tax	**363**	255
Selling expenses	**1,026**	794
Employee benefits	**666**	590
Equipment rent	**86**	135
Miscellaneous	**1,234**	975
Expenses transferable to cost	**(1,008)**	(1,306)
	B/.36,654	B/. 33,536

(In thousand of dollars)

NOTES continued

18. COMMITMENTS AND CONTINGENCY

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

	September 2002	December 2001
Within one year	**B/. 284**	B/. 543
After one year but not more than five years	**206**	98
	B/.490	B/. 641

Technology License and Technical Assistance Agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an anual minimum payment of B/.200,000.

Contingency

Pavensa Overseas, S. A. filed a civil complaint against Grupo Melo, S. A., Construcciones Campestres, S. A., Cultivos Tecnicos de Panama, S. A., Edificaciones y Materiales, S. A. and Altos del Maria, S. A. in a plenary action of large claim before the 13th Civil Court of the First Judicial District, for supposed damages including detriment, loss of profits, moral, social and commercial damages, etc. The civil complaint is based on several irregularities and deficiencies noted and evidenced due to a pretended termination or fulfillment of a construction agreement to build a house. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interest, costs and expenses incurred during the proceedings. The current state of the case is awaiting verdict from the judgement of the first instance. The Group considers that, either in a court decision or by means of an out of court settlement, this case will represent for the defendant a payment in lieu of the repairs and expenses incurred by the plaintiff. In spite of the aforementioned, the total amount of the claim is temerarious and will not be technically possible to evidence as to the full amount pretended by the plaintiff.

Antonio Paredes Villegas filed a lawsuit against Compañia Panameña de Maquinaria, S. A. (COPAMA), claiming supposed injury and damages. The case is on the 16th Civil Court of the First Judicial District. The amount of the claim is for B/.1,675,000. It is considered that the outcome will be against the plaintiff. The case is awaiting decision.

At the date of the balance sheet, the Group had not made any provision related to these claims.

CONTENTS